FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2007.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Tosok Revises Financial Forecasts Upward for the Six Months Ended September 30, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 22, 2007, in Kyoto, Japan

Nidec Tosok Revises Financial Forecasts Upward

for the Six Months Ended September 30, 2007

Nidec Corporation today announced that Nidec Tosok Corporation (“the Company”), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code:7728), has revised its consolidated financial forecasts upward for the six months ended  September 30, 2007 as follows.

1. Revised consolidated financial forecasts (Japanese GAAP) for the six months ended September 30, 2007.

(From April 1, 2007 to September 30, 2007)					(Yen in millions, % )
	For the six months ended September 30, 2007				For the six months ended September 30, 2006
	Previous forecast (April 25, 2007)	Revised Forecast	Change (amount)	Change (percent)
Net sales	11,500	12,200	700	6.1%	11,753
Operating income	650	800	150	23.1%	1,036
Recurring income	650	830	180	27.7%	1,069
Net income	320	450	130	40.6%	670
Earnings per share	16.63	23.39	6.76	40.6%	34.84

2. Reasons for revision

The Company expects consolidated sales and profits for the six months ended September 30, 2007 to exceed its initial forecast, reflecting an upswing in demand for its automotive parts, semiconductor production equipment and measuring instruments, combined with successful cost reduction.

The Company plans to announce its financial forecasts for the year ending March 31, 2008 on October 26, 2007.

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